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                                                                    EXHIBIT 12.2

         COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
                        (Including Interest on Deposits)

The Corporation's ratios of earnings to fixed charges (including interest on deposits) for the five years ended December 31, 1996 were as follows:

(dollars in thousands)                                         Years Ended December 31,
                                        -----------------------------------------------------------------------
                                          1996            1995            1994           1993            1992
                                        --------        --------        --------        -------        --------
Net income ..........................  $ 62,442         $ 67,342        $ 43,039        $  9,867        $ 14,498
  Cumulative effect of changes in
    accounting principles,
    net of tax ......................  $                $               $               $               $
Income tax expense...................    49,830           49,850          26,502          13,015          14,378
                                       --------         --------        --------        --------        --------
    Pretax earnings..................  $112,272         $117,192        $ 69,541        $ 22,882        $ 28,876
                                       ========         ========        ========        ========        ========
Fixed charges:
Portion of rental expense (net of
  sublease rental income) which
  approximates the interest
  factor.............................  $  1,116         $    833        $    799        $    709        $    721
Interest on borrowed funds...........    37,923           23,923          19,937          11,925          10,032
Interest on deposits.................   136,438          116,476          92,639         105,228         165,905
                                       --------         --------        --------        --------        --------
    Total fixed charges..............  $175,527         $141,232        $113,375        $117,862        $176,658
                                       ========         ========        ========        ========        ========
Earnings (for ratio calculation).....  $287,799         $258,424        $182,916        $140,774        $205,534
                                       ========         ========        ========        ========        ========
Ratio of earnings to fixed charges...      1.64             1.83            1.61            1.19            1.16
                                       ========         ========        ========        ========        ========

For purposes of computing the ratios of earnings to fixed charges, earnings represent net income before income taxes plus fixed charges. Fixed charges excluding interest on deposits consist of interest on long-term debt and short-term borrowings and one-third of rental expense (which is deemed representative of the interest factor). Fixed charges including interest on deposits consist of the foregoing items plus interest on deposits.